Management
Proxy Circular

Medicure Inc.
August 15, 2007

MANAGEMENT PROXY CIRCULAR

Management Solicitation

This management proxy circular is furnished to the shareholders in connection with the solicitation of proxies by and on behalf of the management of Medicure Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation to be held at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba on Tuesday, October 2, 2007 at 3:30 pm (Central time) for the purposes set out in the notice of the Meeting (the “Notice of Meeting”). This solicitation is made by the management of the Corporation.
     Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of soliciting proxies will be borne by the Corporation.      Except as otherwise stated, the information contained herein is given as of August 15, 2007.

Appointment and
Revocation of Proxies

The persons named in the enclosed instrument of proxy, Dr. Albert D. Friesen, President, Chairman, Chief Executive Offcer (or “CEO”) and a director of the Corporation, and Derek G. Reimer, CA, Chief Financial Offcer and Secretary of the Corporation (the “Management Designees”), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies for the shareholders who appoint them.
     A shareholder has the right to designate a person or company (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting.
Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person or company to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy and delivering the instrument of proxy. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.
     An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.
     A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 148(4) of the Canada Business Corporations Act, in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an offcer or attorney thereof duly authorized, and deposited either at the registered offce of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered offce of the Corporation is located at 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1.

2 Medicure Inc. 2007

Voting of Proxies

The common shares represented by the proxy will be voted or withheld from voting on any ballot that may be called for in accordance with your instructions in the instrument of proxy and where a choice with respect to any matter to be acted upon has been specified in the proxy, the common shares will be voted in accordance with the specification so made.
If a choice is not specified, it is intended that the person designated by management of the Corporation in the accompanying proxy will vote the common shares represented by the proxy in favour of each matter identified in the proxy.
      The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxy- holders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders due to the fact that the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person (the “Non-Registered Holder”) is not a registered shareholder in respect of common shares which are held on behalf of that person but which are registered either:

a. in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs and similar plans); or

b. in the name of a clearing agency [such as The Canadian Depository for Securities Limited (“CDS”)] of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this management proxy circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non- Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

a. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which indicates the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In such instance, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above; or

b. more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The proxy authorization form typically consists of a one page pre-printed form. However, on occasion, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for that form of proxy to validly constitute a proxy authorization form, the Non- Registered Holder must remove the label from the instructions, affx it to the form of proxy, properly complete and return the signed form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.
     In either case, the purpose of this procedure is to permit Non-Registered Holders to effectively direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Medicure Inc. 2007 3

MANAGEMENT PROXY CIRCULAR

Authorized Capital, Voting Shares
and Principal Holders Thereof

A. Description of Share Capital

i. Common Shares The Corporation is currently authorized to issue an unlimited number of common shares without nominal or par value of which, as at August 15, 2007, 116,394,509 common shares are issued and outstanding as fully paid and non-assessable. The common shares of the Corporation are listed for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “Amex”). The holders of common shares are entitled to dividends, if, as and when declared by the board of directors of the Corporation (the “Board”), to one vote per common share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

ii. Class A Common Shares The Corporation is currently authorized to issue an unlimited number of Class A common shares without nominal or par value. As at the date hereof, there are no Class A common shares issued and outstanding as fully paid and non- assessable. The holders of Class A common shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

iii. Preferred Shares The Corporation is also authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the Board of the Corporation who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. As at the date hereof, there are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payments of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the common shares and the shares of any other class ranking junior to the preferred shares.

B. Principal Shareholders No persons or company, to the knowledge of the directors and offcers of the Corporation, beneficially owns directly or indirectly, or exercise control or direction over more than 10% of any class of voting securities of the Corporation and the approximate number and percentage of voting rights attaching thereto. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
     The directors and executive offcers of the Corporation, as a group, beneficially own, directly or indirectly, 7,841,334 common shares representing approximately 6.7% of the issued and outstanding common shares at the date hereof.

Record Date

Each person who is a holder of common shares of the Corporation of record at the close of business on August 15, 2007 (the “Record Date”) will be entitled to notice of, and to attend and vote at, the Meeting.

Interest of Certain Persons
in Matters to be Acted Upon

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person:

a. who has been a director, senior offcer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year;

b. who is a proposed nominee for election as a director of the Corporation; or

c. who is an associate or affliate of a person included in subsections (a) or (b) above.

4 Medicure Inc. 2007

Executive Compensation –
Statement of Executive Compensation

A. Compensation of Executive Offcers The Corporation currently has five executive offcers. Dr. Albert D. Friesen is the President, Chairman, and Chief Executive Offcer, Dr. Charles Gluchowski is the Vice President, Research and Development, Moray Merchant is the Vice President, Market and Business Development, Dawson Reimer is the Vice President, Operations and Derek G. Reimer, is the Chief Financial Offcer and Secretary of the Corporation. Dr. Friesen did not receive direct cash compensation or any other form of compensation, other than a car allowance, for services rendered during the fiscal year beginning June 1, 2006 and ending May 31, 2007. On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. Dr. Friesen provides his management services to the Corporation through A.D. Friesen Enterprises Ltd., a private consulting corporation owned by Dr. Friesen. This agreement pays A.D. Friesen Enterprises Ltd. an annual consulting fee of $250,000 payable in monthly installments. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined annually by the Board.
     The following table provides a summary of all compensation earned by the executive offcers of the Corporation for the fiscal year ended May 31, 2007.

		Annual Compensation			Long Term Compensation
					Securities	Restricted Shares	Long Term	All Other
				Other Annual	Under Options/	or Restricted	Incentive Plan	Compensation ($)
Name & Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Compensation ($)	SARs Granted (#)	Share Units	Payouts ($)

Albert D. Friesen PhD	2007	239,333[1]	50,000[1]	6,000[4]	150,000	Nil	Nil	Nil
President, CEO & Chairman	2006	Nil	Nil	6,000	150,000	Nil	Nil	Nil
	2005	Nil	Nil	6,000	Nil	Nil	Nil	Nil

Charles Gluchowski PhD	2007	USD	Nil	Nil	150,000	Nil	Nil	Nil
Vice President,		179,172[3]
Research & Development[3]

Moray Merchant MBA	2007	176,250	Nil	Nil	75,000	Nil	Nil	Nil
Vice President, Market &	2006	158,333	Nil	Nil	25,000	Nil	Nil	Nil
Business Development	2005	141,250	Nil	Nil	100,000	Nil	Nil	Nil

Dawson Reimer	2007	98,333	Nil	Nil	100,000	Nil	Nil	Nil
Vice President, Operations	2006	84,167	Nil	Nil	65,000	Nil	Nil	Nil
	2005	77,958[2]	Nil	Nil	Nil	Nil	Nil	Nil

Derek G. Reimer CA	2007	128,333	Nil	Nil	190,000	Nil	Nil	Nil
CFO & Secretary	2006	108,333	Nil	Nil	45,000	Nil	Nil	Nil
	2005	97,084	Nil	Nil	Nil	Nil	Nil	Nil

1

Albert D. Friesen was paid an aggregate of $239,333 plus a bonus of $50,000 by A.D. Friesen Enterprises Ltd. to provide services to the Corporation. See “Executive Compensation – Statement of Executive Compensation- Compensation of Executive Offcers”. See Section “Interest of Insiders in Material Transactions” for more information on these and other contracts.

2	Dawson Reimer was appointed Vice President, Operations of the Corporation on June 1, 2004. Mr. Reimer was previously the Director of Operations with the Corporation.

3

Charles Gluchowski was appointed Vice President, Research and Development of the Corporation on August 10, 2006. Dr. Gluchowski provides his services to the Corporation through a consulting agreement with CanAm Bioresearch Inc.

4	Albert D. Friesen received a monthly car allowance of $500.

Medicure Inc. 2007 5

MANAGEMENT PROXY CIRCULAR

B. Incentive Stock Options The Corporation has established an Incentive Stock Option Plan (the “Plan”) for its directors, key offcers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and with vesting dates which the directors determine are necessary to achieve the goal of the Plan and in accordance with regulatory, including stock exchange, policies. Each option entitles the holder thereof to purchase one common share of the Corporation on the terms set forth in the Plan and in such purchaser’s specific stock option agreement. The option price shall not be less than the closing price of the Corporation’s common shares on the TSX on the last trading day immediately preceding the day on which the option is granted.
     The number of common shares issuable to insiders collectively at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares reserved for issuance under the Plan at any time to any one person may not exceed 5% of the issued and outstanding common shares.

     Upon the death of an optionee, all vested options on the date of death remain exercisable for a period of twelve months thereafter or until the expiry time, whichever is sooner, and automatically terminate if not exercised within such period or before such expiry time, as applicable. Upon the cessation of the optionee’s employment with the Corporation for any reason, any options that were vested at the time of such cessation may be exercised by such optionee for a period of 90 days after the date of such cessation or until the expiry time, whichever is sooner, and automatically terminate if not exercised within such period or before such expiry time, as applicable.
     Options are not transferable or assignable with the exception of the assignment to a legal representative of the estate of the optionee upon the death of the optionee.
     See “Particulars of Matters to be Acted Upon – Amendments to Incentive Stock Option Plan” for a description of proposed changes to the Stock Option Plan.

6 Medicure Inc. 2007

The following table provides a summary of outstanding stock options and securities available for issuance under the plan as at May 31, 2007.

Plan Category

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for future
	of outstanding options,	outstanding options,	issuance under equity
	warrants and rights (a)	warrants and rights (b)	compensation plans
[excluding all securities
reflected in column (a)]

Stock Option Plan	3,935,528	$1.50	1,674,167

Equity compensation
plans not approved
by shareholders	Not applicable	Not applicable	Not applicable

Total	3,935,528	$1.50	1,674,167

The aggregate number of common shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, is currently a maximum of 7,200,000 of the issued and outstanding common shares.

The following information is provided as of August 15, 2007:

Plan	# of Common Shares Issued and Issuable Under Security Based Compensation Arrangement	% of Outstanding Common Shares

Stock Option Plan	7,200,000	6.2%

The 7,200,000 common shares approved for issuance in connection with the grant of stock options under the Stock Option Plan represent approximately 6.2% of the issued and outstanding common shares. As of August 15, 2007, there are approximately 3,985,528 common shares issuable upon the exercise of outstanding options, representing approximately 3.4% of the issued and outstanding common shares, 1,670,305 common shares have been issued upon the exercise of options granted under the plan, representing approximately 1.4% of the issued and outstanding common shares, and 1,544,167 common shares remain available for issuance, representing approximately 1.3% of the issued and outstanding Common Shares.
     During the period from June 1, 2006 to May 31, 2007 options to purchase 1,355,500 common shares, representing 1.2% of the common shares outstanding, were granted under the plan at exercise prices ranging from $1.37 to $1.83. Details of incentive stock options granted during the fiscal year ended May 31, 2007 by named executive offcers are shown in the table set out below. In addition, during the fiscal year ended May 31, 2007, certain directors were granted a total of 100,000 and 50,000 options (excluding Albert D. Friesen – see below), with an exercise price of $1.83 and $1.54, respectively. These options expire on August 18, 2016 and January 16, 2017, respectively. During the financial year ended May 31, 2007 no stock appreciation rights (“SARs”) were granted to named executive offcers and, as at May 31, 2007, no SARs were outstanding.

Medicure Inc. 2007 7

MANAGEMENT PROXY CIRCULAR

C. Option Grants During Last Fiscal Year

				Market Value of
		% of Total		Securities Underlying
	Securities Under	Options to Employees	Exercise Price	Options on the Date
Name	Options Granted	in Financial Year	($/Security)	of Grant ($/Security)	Expiration Date

Albert D. Friesen PhD	150,000	16.87%	$1.63	$1.63	October 14, 2016
President, CEO & Chairman

Charles Gluchowski PhD	150,000	*	$1.72	$1.72	August 10, 2016
Vice President,
Research & Development*

Moray Merchant MBA	75,000	8.44%	$1.63	$1.63	October 14, 2016
Vice President, Market
& Business Development

Dawson Reimer	100,000	11.25%	$1.63	$1.63	October 14, 2016
Vice President, Operations

Derek G. Reimer CA	190,000	21.37%	$1.63	$1.63	October 14, 2016
CFO & Secretary

* Dr. Gluchowski provides his services to the Corporation through a consulting contract with CanAm Bioresearch Inc.

D. Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
The following table sets forth details of all exercises of incentive stock options during the fiscal year ended May 31, 2007 by named executive offcers and the fiscal year-end value of unexercised options on an aggregate basis:

Value of Unexercised
			Unexercise Options at	in-the-Money Options
	Securities Acquired		Fiscal Year-End (#)	at Fiscal Year-End ($)
Name	on Exercise (#)	Value Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Albert D. Friesen PhD	Nil	Nil	150,000 / 250,000	Nil / Nil
President, CEO & Chairman

Charles Gluchowski PhD	Nil	Nil	Nil / 150,000	Nil / Nil
Vice President,
Research & Development

Moray Merchant MBA	Nil	Nil	175,000 / 125,000	7,333 / 3,667
Vice President, Market
& Business Development

Dawson Reimer	Nil	Nil	71,667 / 143,333	2,600 / Nil
Vice President, Operations

Derek G. Reimer CA	90,000	56,700	45,000 / 220,000	Nil / Nil
CFO & Secretary

8 Medicure Inc. 2007

E. Pension Plans The Corporation does not provide retirement benefits for directors or offcers.

F. Employment and Consulting Contracts of Executive Offcers The Corporation has a consulting agreement whereby Dr. Albert D. Friesen, through his personal consulting company, A.D. Friesen Enterprises Ltd., provides management services to the Corporation. Pursuant to this agreement, Dr. Friesen serves the Corporation as President, Chairman and Chief Executive Offcer in consideration for consulting fees of $250,000 annually, payable in equal monthly installments. Dr. Friesen is also eligible for bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. The agreement is subject to a two-year term ending on September 30, 2008. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions. Dr. Friesen is also entitled to 24 months of severance payments ($500,000) in the event of termination or voluntary resignation after a specified change in control. Dr. Friesen’s stock option agreements under the Plan provide that the vesting and exercisability of his options will accelerate in full in the event his employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control.
     Dr. Charles Gluchowksi serves the Corporation as Vice President, Research and Development through a consulting contract with CanAm Bioresearch Inc. (“CanAm”) in consideration for consulting fees of US$195,000 annually, payable in equal semi-monthly installments. The agreement can be terminated by CanAm for any reason with 30 days notice, however, if CanAm terminates the agreement without cause, it must pay Dr. Gluchowski a termination fee of US$130,000. The agreement contains standard non-competition and non-solicitation provisions.
     Moray Merchant serves the Corporation as Vice President, Market and Business Development in consideration for an annual salary of $185,000 payable in equal semi-monthly installments. Mr. Merchant is also eligible for bonuses, if certain objectives between the Board and Mr. Merchant are met, as determined by the Board. Mr. Merchant is also entitled to 12 months of severance payments ($185,000) in the event of termination or voluntary resignation after a specified change in control. Mr. Merchant’s stock option agreements under the Plan provide that the vesting and exercisability of his options will accelerate in full in the event his employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control.
     Dawson Reimer serves the Corporation as Vice President, Operations in consideration for an annual salary of $110,000 payable in equal semi-monthly installments. In the event of a change in control, Mr. Reimer is entitled to the same terms as Mr. Merchant.
     Derek G. Reimer serves the Corporation as Chief Financial Offcer and Secretary in consideration for an annual salary of $140,000 payable in equal semi-monthly installments. In the event of a change in control, Mr. Reimer is entitled to the same terms as Mr. Merchant.

G. Compensation of Directors The Corporation provides $2,000 per quarterly meeting personally attended and $1,000 per quarterly meeting attended via telephone and $1,500 per committee meeting, in cash compensation, to those of its directors who are not “insiders” [as that term is defined in Part XI of The Securities Act (Manitoba) ] of the Corporation other than by virtue of the fact that they are directors of the Corporation. The Corporation also provides an additional $2,000 to the independent Chair of each committee up to a maximum of $10,000 per fiscal year. The Corporation does not provide any cash compensation for its directors who are also insiders [as that term is defined in Part XI of The Securities Act (Manitoba)] of the Corporation for their services as directors. The Corporation has also issued stock options to its directors. See “Executive Compensation – Statement of Executive Compensation - Incentive Stock Options.”

H. Composition of the Executive Compensation, Nominating and Corporate Governance Committee
The Executive Compensation, Nominating and Corporate Governance Committee is comprised of the following individuals:
Dr. Arnold Naimark
Gerald McDole
Peter Quick
Kishore Kapoor

I. Report on Executive Compensation
The Executive Compensation, Nominating and Corporate Governance Committee is responsible for reviewing the Corporation’s compensation policies and the compensation of the Corporation’s executive offcers. The Executive Compensation, Nominating and Corporate Governance Committee makes recommendations to the Board, which has final approval on such matters.

Medicure Inc. 2007 9

MANAGEMENT PROXY CIRCULAR

The Corporation’s compensation policies are intended to attract, retain, motivate and reward qualified, experienced and key executive offcers who will contribute to the success of the Corporation. In determining the compensation packages for executive offcers, the Executive Compensation, Nominating and Corporate Governance Committee assesses the responsibility and experience required for the position to ensure that it reflects the contribution expected from each executive offcer. The level of compensation paid to each executive is based, in part, on the executive’s overall experience, responsibility and performance. The Executive Compensation, Nominating and Corporate Governance Committee also intends for the compensation packages of executive offcers to be competitive with compensation packages offered by other biotechnology companies.
     The Corporation has established an incentive stock option plan for its directors, key offcers, employees and consultants. Options are granted to executive offcers on the basis of position and performance and are designed to align the long-term interests of executive offcers with the long-term interests of shareholders and long-term objectives of the Corporation. The Corporation may also provide annual incentive compensation to the executive offcers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the Board.

The Executive Compensation, Nominating and Corporate Governance Committee considers with particular care the compensation of the Corporation’s Chairman, Chief Executive Offcer and President and recommends such compensation for approval. The Corporation’s Chairman, Chief Executive Offcer and President’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience. The Chief Executive Offcer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Executive Compensation, Nominating and Corporate Governance Committee recommends such compensation to the Board for approval. Overall, the Committee bases its compensation decision on evidence that the Chief Executive Offcer is providing leadership to improve shareholder value in both the short and long term. Dr. Albert D. Friesen is the Chairman, Chief Executive Offcer and President of the Corporation.

Presented by the Executive Compensation, Nominating and Corporate Governance Committee:
Dr. Arnold Naimark (Chairperson)
Gerald McDole
Peter Quick
Kishore Kapoor

J. Performance Graph The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since May 31, 20011 to the cumulative total return of the S&P/TSX Composite Index, with the 2001 value of each date series set at 100.

Comparative Performance Chart

1

The Corporation began operations in 1997 and its common shares were listed on the Alberta Stock Exchange (a predecessor of the Canadian Venture Exchange (now the TSX Venture Exchange)) on November 22, 1999 to March 14, 2002. The Corporation commenced trading on the TSX on March 15, 2002 to the present. The above results are for the period commencing May 31, 2001 to May 31, 2007.

10 Medicure Inc. 2007

Indebtedness of
Directors and Offcers

None of the directors, executive offcers, or senior offcers or employees of the Corporation or persons who were directors, executive offcers or senior offcers of the Corporation at any time during the last completed fiscal year of the Corporation ended May 31, 2007, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation at any time during such periods. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

Interest of Insiders
in Material Transactions

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Offcer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002 and subsequently amended on March 1, 2005. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of offce space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264.
     Dr. Friesen, a director, the Chairman, the President and the Chief Executive Offcer of the Corporation also owns a personal consulting company, A.D. Friesen Enterprises Ltd. which entered into a consulting contract with the Corporation as of October 1, 2006. Pursuant to this agreement, Dr. Friesen serves the Corporation as President and Chief Executive Offcer in consideration for an annual consulting fee of $250,000 payable in equal monthly installments. Dr. Friesen is also eligible for bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. The agreement is for a two year term ending on September 30, 2008. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions.

Particulars of Matters
to be Acted Upon

A. Financial Statements The Board has approved the financial statements for the year ending May 31, 2007, and the auditors’ report thereon.

B. Election of Directors The present term of offce of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the persons whose name appears hereunder be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the common shares represented by proxies in favour of management nominees will be voted in favour of the election of such persons as directors of the Corporation, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgement of management. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

Medicure Inc. 2007 11

MANAGEMENT PROXY CIRCULAR

Name and Present Position with the Corporation	Common Shares Held	Director Since	Principal Occupation During the Last Five Years

Dr. Albert D. Friesen Winnipeg, Manitoba, Canada President, CEO, Chairman & Director	7,512,099 (6.45%)	Jun. 10/98	Dr. Friesen is President, Chief Executive Offcer, Chairman and a director of the Corporation. Dr. Friesen is also currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg, that he founded in 1997. He was President and a director of Viventia Biotech Inc. (formerly Novopharm Biotech Inc.), a TSX listed company, from August 1995 to July 1998.

Dr. Arnold Naimark[1] Winnipeg, Manitoba, Canada Director	Nil	Feb. 28/00	Dr. Naimark is currently President Emeritus, Dean of Medicine Emeritus, Professor of Medicine and Physiology at the University of Manitoba, the Director of the Centre for the Advancement of Medicine and the founding Chair of the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee.

Gerald P. McDole[1] Mississuaga, Ontario, Canada Director	10,000 (0.01%)	Jan. 16/04	Mr. McDole is currently a director of several Canadian healthcare companies. Mr. McDole recently retired as President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President.

Peter Quick[1] Mill Neck, New York, USA Director	Nil	Nov. 29/05	Mr. Quick currently serves on the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars Program of the University of Virginia. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the Amex. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company.

Kishore Kapoor[1] Winnipeg, Manitoba, Canada Director	Nil	Jun. 28/06	Mr. Kapoor is the President of Wellington West Holdings Inc., a specialized financial services company. Mr. Kapoor is also presently a director of Manitoba Telecom Services Inc. Mr. Kapoor is past Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation, a company which provides wealth and asset management services. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003.

1 Member of the Audit and Finance Committee and the Executive Compensation, Nominating and Corporate Governance Committee.

12 Medicure Inc. 2007

C. Appointment and Remuneration of Auditors Management proposes to nominate KPMG LLP (“KPMG”), Chartered Accountants, of Winnipeg, Manitoba, the present auditors, as the auditors of the Corporation to hold offce until the close of the next annual meeting of shareholders. KPMG LLP was first appointed auditor of the Corporation on August 15, 2000. It is intended that on any ballot that may be called relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors unless a shareholder has specified in his proxy that his or her shares are to be withheld from voting in the appointment and remuneration of the auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

D. Amendments to Incentive Stock Option Plan The Corporation is seeking shareholder approval of the following amendments to the Stock Option Plan:

i. to change the maximum number of common shares issuable under the Stock Option Plan to a percentage of the common shares issued and outstanding at the time of any option grant;

ii. to clarify which amendments to the Stock Option Plan the Board may make without shareholder approval;

iii. to remove the 5% limit on shares reserved for issuance to any one person; and

iv. to permit the extension of the term of an option in connection with a trading blackout, all as described in further detail below.

The proposed change to a percentage based plan, or “rolling plan,” will permit the Corporation to grant options to purchase common shares from time to time provided that the number of common shares reserved for issuance pursuant to outstanding options does not exceed 10% of the total number of common shares of the Corporation issued and outstanding at the date of any grant made thereunder. Under a rolling plan, any increase in the number of outstanding common shares of the Corporation will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. Under the rules of the Toronto Stock Exchange (“TSX”), a rolling plan must be re-approved by shareholders every three years following the institution of the rolling plan. The change will provide management with greater flexibility in compensating and retaining employees and promoting a strong interest in the growth and development of the Corporation within its workforce.
     As at August 15, 2007, the maximum number of common shares available under the rolling plan would be 11,639,450, being 10% of the issued and outstanding common shares as at such date. If any option expires or otherwise terminates without having been exercised in full, the number of common shares in respect of such expired or terminated options, as the case may be, would again be available for the purposes of option grants under the rolling plan.
     All 3,985,528 issued and outstanding options previously granted pursuant to the terms of the existing Stock Option Plan are to be continued, on the same terms and conditions, under the rolling plan. As of August 15, 2007, the number of common shares remaining available for issuance under the rolling plan would be 7,653,922 (11,639,450 available for grant less 3,985,528 outstanding options continued from the existing plan).
     With respect to the amendment procedure in the Stock Option Plan, the TSX recently advised that, effective June 30, 2007, TSX issuers with “general amendment” provisions in their stock option and other securities based compensation plans will no longer be able to make amendments to those plans and outstanding awards under the plans, including amendments considered to be of a “housekeeping” nature, without shareholder approval. The Stock Option Plan currently contains a “general amendment” provision. The TSX has advised issuers to seek shareholder approval of detailed amending provisions to securities based compensation plans to clarify when shareholder approval for amendments to such plans and outstanding awards will not be required.
     The proposed amendments to the Stock Option Plan provide that the Board has the power to make all amendments to the plan and outstanding awards thereunder without the approval of the shareholders of the Corporation, other than certain amendments which will require shareholder approval. The amendments which could be made by the Board include, without limitation, changes to the terms and conditions and procedures dealing with the granting, vesting and exercise of awards under the Stock Option Plan, changes to the administrative provisions of the Stock Option Plan and changes to clarify ambiguous provisions in the Stock Option Plan, provided that such changes shall not adversely affect outstanding

Medicure Inc. 2007 13

MANAGEMENT PROXY CIRCULAR

options without the consent of the option holder. The shareholders will be required to approve any amendment to the Stock Option Plan or any outstanding award thereunder which:

i. increases the percentage of the issued and outstanding common shares that may be reserved for issuance under the plan;

ii. reduces the exercise price of an option granted to an insider; or

iii. extends the period available to exercise an option granted to an insider other than in connection with a trading blackout as described below.

     With respect to the 5% limit on shares reserved for issuance to any one person, the TSX no longer requires this limit and, accordingly, the Corporation proposes to delete the 5% limit from the Stock Option Plan.
     The other proposed amendments to the Stock Option Plan relate to the extension to the expiration of the term of an award if the award expires during or immediately after a “trading blackout.” Under the Corporation’s insider trading policies, directors, offcers and specified employees are restricted from trading in securities of the Corporation during periodic trading blackouts imposed by the Corporation. A recent notice of the TSX recognizes that trading blackouts imposed by issuers are an example of good corporate governance practice and that issuers, their insiders and employees should not be penalized for maintaining such practices. The proposed amendments to the Stock Option Plan address the situation where an award holder is unable to exercise an award that would otherwise expire during, or within ten business days immediately following, a trading blackout imposed by the Corporation, by providing that the award will continue to be exercisable until the tenth business day following the expiry of the trading blackout.
     Other minor amendments have been made to the Stock Option Plan which do not require shareholder approval.

     The Board and the TSX have approved the amendments to the Stock Option Plan as described above, subject to the approval of the holders of common shares of the Corporation.
     The full text of the amended Stock Option Plan (the “Amended Plan”) will be available for review at the Meeting and will be supplied free of charge to shareholders upon request to the Secretary of the Corporation, by telephone (204) 487-7412, by fax (204) 488-9823, by mail: 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4, or by email: dgreimer@medicure.com, up to and including the day of the Meeting.
     At the meeting, the shareholders will be asked to consider, and if thought fit, to approve, with or without variation, the Amended Plan, by means of an ordinary resolution of shareholders. To be effective, the resolution must be passed by the majority of the votes cast in person or by proxy by shareholders at the Meeting. A copy of the proposed resolution is attached to this management proxy circular as Schedule “A”.
     If named as proxy, the management designees intend to vote the common shares represented by any such proxy at the Meeting for approval of the resolution described above, unless otherwise directed in the instrument of proxy. Management recommends a vote “For” the resolution approving the Amended Plan.

E. Other Business Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

14 Medicure Inc. 2007

Directors’ and Offcers’ Insurance

Under the Corporation’s by-laws, the Corporation indemnifies its offcers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and offcers in respect of certain liabilities, which may be incurred by them in such capacities.
     The above mentioned insurance provides coverage of $5,000,000 per loss and $5,000,000 in the aggregate for claims made anywhere in the world, subject to a deductible up to $150,000 per corporate loss. The annual premium for the policy is $77,000 and has been paid by the Corporation.

Audit Committee

The Audit and Finance Committee oversees the Corporation’s financial reporting process on behalf of the Board. Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed the audited consolidated financial statements included in the Corporation’s annual report for the year ended May 31, 2007 (the “Annual Report”) with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.
     The Audit and Finance Committee reviewed the audited consolidated financial statements included in the Annual Report with the Corporation’s independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with Canadian generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation’s accounting principles and such other matters as are required to be discussed with the Audit and Finance Committee under Canadian generally accepted auditing standards. In addition, the Audit and Finance Committee has discussed with the independent auditors the auditors’ independence from management and the Corporation including the matters in the written disclosures provided to the Audit and Finance Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.
      The Audit and Finance Committee discussed with the Corporation’s independent auditors the overall scope and plans for their audit. The Audit and Finance Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Corporation’s internal controls, and the overall quality of the Corporation’s financial reporting. The Audit and Finance Committee held five meetings during the year ended May 31, 2007. In reliance on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit and Finance Committee and the Board have also recommended, subject to Shareholder approval, the selection of the Corporation’s independent auditor for the upcoming financial year.
     For more information about the Audit and Finance Committee as required by Part 5 of Multilateral Instrument 52-110, see pages 44 and 70 in our Form 20-F for the financial year ended May 31, 2007, available electronically at www.sedar.com.

Report Submitted by the Audit and Finance Committee:
Kishore Kapoor CHAIRPERSON
Dr. Arnold Naimark
Gerald P. McDole
Peter Quick

Auditor Independence

KPMG is the auditor of the Corporation and provides financial advisory and other non-audit services to the Corporation and its subsidiaries. The Audit and Finance Committee of the Corporation has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.
     The total fees paid or accrued by the Corporation for audit and other services provided by KPMG during 2007 and 2006 were:

2007	2006

$ 55,600	34,500	Audit Fees
$124,850	33,600	Audit-related Fees
$ 3,825	62,725	Non-audit Fees
$184,275	130,825	Total Fees

Medicure Inc. 2007 15

MANAGEMENT PROXY CIRCULAR

Corporate Governance

The Board believes that a clearly defined system of corporate governance is essential to the effective and effcient operation of the Corporation. The system of corporate governance should reflect the Corporation’s particular circumstances, having always as its ultimate objective, the best long-term interests of the Corporation and the enhancement of value for all shareholders. Since the Corporation is listed on the TSX and Amex, the Corporation is also required to comply with the corporate governance rules and guidelines of both the TSX and Amex, as well as the rules of both Canadian and U.S. securities regulators.
     Amex recently introduced new corporate governance requirements (the “Amex Requirements”). The Corporation has evaluated and reviewed those requirements to ensure that the Corporation meets the best practices of Amex. The Corporation has adopted a Code of Ethics that applies to all of its directors, offcers and employees which is required under the new Amex Requirements.
     Based on its review of these corporate governance requirements, the Corporation believes that it complies with all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Corporation in the future.
     National Instrument 58-101 Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, requires that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars. This disclosure must be made with reference to the corporate governance guidelines of National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”). The Corporation’s Board has reviewed the Guidelines and the Corporation’s own corporate governance practices. Below, the Corporation’s policies are compared to the Guidelines.

Corporate Governance
Disclosure Requirement	Compliance & Comments

1a. Disclose the identity of	Yes The Executive Compensation, Nominating and Corporate
Directors who are independent.	Governance Committee has reviewed the independence of each
Director on the basis of the definition in section 1.4 of MI 52-110, as amended. A director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 4 out of 5 of the nominees proposed by Management for election to the Board are independent from the Corporation. The following nominees have been affrmatively determined to be independent by the Board: Dr. Arnold Naimark,
Gerald McDole, Peter Quick, Kishore Kapoor

b. Disclose the identity	Yes The Executive Compensation, Nominating and Corporate
of Directors who are not	Governance Committee has determined, after reviewing the roles and
independent, and describe	relationships of each of the Directors, that the following 1 out of 5
the basis for that determination.	members of the Board are not independent from the Company:
Dr. Albert D. Friesen, President and CEO

c. Disclose whether or not a	Yes Four of the five directors are independent of the Corporation.
majority of the Directors are
independent.

d. If a Director is presently	Yes
a Director of any other issuer	Dr. Albert D. Friesen – Chairman and Director of Kane Biotech Inc.,
that is a reporting issuer (or the	Miraculins Inc. and Waverley Biotech Inc.
equivalent) in a jurisdiction or a	Gerald McDole – Director of Paladin Labs Inc.
foreign jurisdiction, identify	and Cipher Pharmaceuticals Inc.
both the other Director and	Kishore Kapoor – Director of Manitoba Telecom Services Inc.
the other issuer.

16 Medicure Inc. 2007

Corporate Governance
Disclosure Requirement	Compliance & Comments

e. Disclose whether or not the	Yes As part of every regularly scheduled Board and committee
independent Directors hold	meetings, the independent Directors are given the opportunity
regularly scheduled meetings	to meet separately from management and the non-independent
at which members of management	director.
are not in attendance. If the
independent Directors hold such	There was one meeting of the independent Directors with the
meetings, disclose the number of	independent auditor in the financial year ended May 31, 2007.
meetings held during the most	Board committees are entirely composed of independent
recently completed fiscal year.	Directors and meet without management when required.
If the independent Directors do
not hold such meetings, describe
what the Board does to facilitate
open and candid discussion among
its independent Directors.

f. Disclose whether or not the chair	No The chair of the Board is not independent. The chair is
of the Board is an independent	Dr. Albert D. Friesen, President and CEO of the Corporation.
Director, disclose the identity of the	However, the Board believes that it is important to support
independent chair, and describe his	the independence of the Board from management. Accordingly,
or her role and responsibilities.	the Board has put other structures in place to support the
independence of the Board, including the formalization of
the leadership positions played by the chair of the Executive
Compensation, Nominating, and Corporate Governance
Committee and the chair of the Audit and Finance Committee.
In addition, the independent directors does meet separately
from management as required.

g. Disclose the attendance record	Yes
of each Director for all board meetings	Dr. Albert D. Friesen – 8 of 8 meetings
held since the beginning of the most	Dr. Arnold Naimark – 8 of 8 meetings
recently completed financial year.	Dr. William A. Cochrane – 1 of 1 meeting[1]
Gerald McDole – 8 of 8 meetings
Peter Quick – 8 of 8 meetings
Kishore Kapoor – 7 of 7 meetings[2]
1 Dr. Cochrane resigned from the Board on June 28, 2006.
2 Mr. Kapoor did not join the Board until June 28, 2006.

2. Disclose the text of the	Yes
board’s written mandate.	Please refer to Schedule “B” for the written mandate of the Board.

3a. Disclose whether or not the	Yes The Board has developed written position descriptions for
board has developed written position	the Chairman of the Board, as well as for the Chairman of the
description for the chair and the	Audit and Finance Committee and the Chairman of the Executive
chair of each board committee.	Compensation, Nominating and Corporate Governance
Committee. Their duties reflect the responsibilities of the
committees whose charters are available on the Corporation’s
Website (www.medicure.com).

Medicure Inc. 2007 17

MANAGEMENT PROXY CIRCULAR

Corporate Governance
Disclosure Requirement	Compliance & Comments

b. Disclose whether or not the board	Yes The CEO’s duties and responsibilities have gradually evolved
and CEO have developed a written	through continued interactions and consulting with the Board.
position description for the CEO.	The Executive Compensation, Nominating and Corporate
Governance Committee reviews and discusses the CEO’s objectives which include: management of the corporation including its
physical, financial, and human resources and maximizing of
shareholder value. Performance of the CEO is assessed based on the achievement of the corporate objectives and strategic plans.

4a. Briefly describe what measures
the board takes to orient new
members regarding:

i. the role of the board, its committees	Yes The Board has an orientation program in place for new
and its Directors, and	Directors which the Board feels is appropriate having regard to the current makeup of the Board. Each Director receives
ii. the nature and operation	relevant corporate and business information on the Company,
of the issuer’s business	the Board, and its Committees. The Directors regularly meet with
Management and are given periodic presentations on relevant
business issues and developments.

b. Briefly describe what measures,	Yes Presentations are made to the Board from time to time to
if any, the board takes to provide	educate and keep them informed of changes within the Company
continuing education for its Directors.	and of regulatory and industry requirements and standards.

5a. Disclose whether or not the	Yes The Company’s Board has adopted a Code of Ethics applicable
board has adopted a written	to directors, offcers and employees, copies of which are available
code for its Directors, offcers and	on the Corporation’s Website (www.medicure.com). A copy may
employees. If the board has adopted	also be obtained upon request to the Secretary of the
a written code:	Corporation at its head offce, 4-1200 Waverley Street,
Winnipeg, Manitoba, R3T 0P4.
i. disclose how an interested party
may obtain a copy of the written code;	The Executive Compensation, Nominating and Corporate
Governance Committee regularly monitors compliance with
ii. describe how the board monitors	the Code and also ensures that Management encourages and
compliance with its code; and	promotes a culture of ethical business conduct.

iii. provide a cross-reference to any	The Corporation has developed and the Board has approved
material report(s) filed since the	various corporate policies, including the Disclosure Policy and
beginning of most recently completed	the Whistleblower Policy.
fiscal year that pertains to any conduct
of a Director or executive offcer that	The Board has not granted any waiver of the Code of Ethics in
constitutes a departure from the code.	favour of a Director or executive offcer. Accordingly, no material change report has been required or filed.

18 Medicure Inc. 2007

Corporate Governance
Disclosure Requirement	Compliance & Comments

b. Describe any steps the board	Yes The Executive Compensation, Nominating and Corporate
takes to ensure Directors exercise	Governance Committee monitors the disclosure of conflicts of
independent judgment in considering	interest by Directors and ensures that no Director will vote nor
transactions and agreements in respect	participate in a discussion on a matter in respect of which such
of which a Director or executive	Director has a material interest.
offcer has a material interest.

c. Describe any other steps the board	Yes The Corporation’s Board has adopted a Code of Ethics
takes to encourage and promote	applicable to directors, offcers and employees.
a culture of ethical business conduct.

6a. Describe the process by which	Yes This responsibility has been assigned to the Executive
the board identifies new candidates	Compensation, Nominating and Corporate Governance
for board nomination;	Committee, each of which is comprised of four Directors, all of whom have been affrmatively determined by the Board to be
b. Disclose whether or not the	independent. The purpose of the Executive Compensation,
board has a nominating committee	Nominating and Corporate Governance Committee is, amongst
composed entirely of independent	other things, to identify and recommend individuals to the
Directors; and	Board for nomination to the Board as members of the Board
and its committees.
c. If the board has a nominating
committee, describe the	The Charter of the Executive Compensation, Nominating and
responsibilities, powers and	Corporate Governance Committee is available on the Corporation’s
operation of the nominating committee.	Website (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head offce,
4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

For purposes of filling vacancies on the Board, the Executive
Compensation, Nominating and Corporate Governance
Committee would recommend nominees to the Board, review
the qualifications of prospective members, and determine their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.

7a. Describe the process by which	Yes The Executive Compensation, Nominating and Corporate
the board determines the	Governance Committee reviews and makes recommendations to
compensation for the Corporation’s	the Board regarding the adequacy and form of the compensation
directors and offcers;	for non-executive Directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence. The Committee regularly reviews the compensation practices of comparable companies
with a view to align the Corporation’s non-executive Directors’
compensation with a comparator group median. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

The Board has appointed the Executive Compensation, Nominating and Corporate Governance Committee and assigned to it
responsibility for recommending compensation for offcers
employed by the Corporation to the Board. CEO compensation
is approved by the Committee.

Medicure Inc. 2007 19

MANAGEMENT PROXY CIRCULAR

Corporate Governance
Disclosure Requirement	Compliance & Comments

b. Disclose whether or not the board	Yes The Executive Compensation, Nominating and Corporate
has a compensation committee	Governance Committee is comprised of four Directors, all of
composed entirely of independent	whom have been affrmatively determined by the Board to be
Directors; and	independent.

c. If the board has a compensation	Yes The Executive Compensation, Nominating and Corporate
committee, describe the	Governance Committee Charter is available on the Corporation’s
responsibilities, powers and operation	Website (www.medicure.com). A copy may also be obtained upon
of the compensation committee.	request to the Secretary of the Corporation at its head offce,
4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

The duties and responsibilities of the Executive Compensation,
Nominating and Corporate Governance Committee include
regularly reviewing the compensation principles and practices followed by the Corporation.

8. If the board has standing	Not applicable The Corporation does not have any board
committees other than the audit,	committees other than the Audit and Finance and Executive
compensation and nominating	Compensation, Nominating and Corporate Governance
committees, identify the committees	Committees.
and describe their function.

9. Disclose whether or not the board,	Yes The Executive Compensation, Nominating and Corporate
its committees and individual	Governance Committee assesses, at least annually, the
Directors are regularly assessed	effectiveness and contribution of each member of the Board. The
with respect to their effectiveness	assessment is conducted through dialogue with Board members
and contribution. If assessments	and is part of the information used in setting the slate of directors
are regularly conducted, describe	to be proposed to the shareholders at the next annual meeting.
the process used for the assessments.

Additional Information

Additional information regarding the Corporation can be obtained on SEDAR (www.sedar.com). Shareholders requesting copies of the Corporation’s most recent financial statements and MD&A can contact the Secretary of the Corporation at 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.
     Financial information regarding the Corporation is contained in the Corporation’s comparative annual financial statements for the year ended May 31, 2007, as well as in the Corporation’s most recent MD&A.

Certificate
The contents and the distribution of this information circular have been approved by the Board of the Corporation.

Dated at the City of Winnipeg, in the Province of Manitoba this 15th day of August, 2007.

Dr. Albert D. Friesen CEO, CHAIRMAN AND PRESIDENT

20 Medicure Inc. 2007

SCHEDULE A — MEDICURE INC.

Ordinary Resolution of Shareholders
Amended Stock Option Plan

Resolved That:

1. The amendments to the Stock Option Plan to:

i. change the maximum number of common shares issuable under the Stock Option Plan to 10% of the common shares issued and outstanding at the time of any option grant;

ii. clarify which amendments to the Stock Option Plan the Board may make without shareholder approval;

iii. remove the 5% limit on shares reserved for issuance to any one person; and

iv. permit the extension of the term of an option in connection with a trading blackout, all as described in the accompanying management information circular, are hereby authorized and approved and such plan shall hereinafter be referred to as the “Amended Plan.”

2. All issued and outstanding options previously granted pursuant to the terms of the Stock Option Plan are continued, on the same terms and conditions, under the Amended Plan.

3. Any one director or offcer of the Corporation be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances, and to do all such acts and things as, in such offcer’s or director’s opinion, may be necessary or desirable to give effect to this resolution.

Medicure Inc. 2007 21

SCHEDULE B — MEDICURE INC.

Board of Directors’ Mandate

The Board of Directors (the “Board”) of Medicure Inc. (the “Company”) is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company, in accordance with applicable law, the Company’s Bylaws and applicable rules and regulations of the Toronto Stock Exchange and the American Stock Exchange.

The Board is elected by the shareholders and represents all shareholders’ interests in continuously creating shareholder value. The following is the mandate of the Board.

  Advocate and support the best interests of the Company.
  Review and approve strategic, business and capital plans for the Company and monitor management’s execution of such plans.
  Review whether specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.
  Review the principal risks of the Company’s business and pursue the implementation by management of appropriate systems to manage such risks.
  Monitor progress and effciency of strategic, business, and capital plans and require appropriate action to be taken if performance falls short of goals.
  Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements.
  Select, evaluate, and compensate the President and Chief Executive Offcer (“CEO”).
  Annually review appropriate senior management compensation programs.
  Adopt a disclosure policy for the Company and monitor the practices of management against the Company’s disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Company.
  Monitor safety and environmental programs.
  Monitor the development and implementation of programs for management succession and development (including appointing, training and monitoring senior management).
  Approve selection criteria for new candidates for directorship.
  Provide new directors with a comprehensive orientation, and provide all directors with continuing education opportunities.
  Assure shareholders of conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities, and conformity with financial statements).
  Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director.
  Establish the necessary committees to monitor the Company.
  Provide advice to and act as a sounding board for the President and CEO.
  Discharge such other duties as may be required in the good stewardship of the Company.
  To the extent feasible, ensure that the President and CEO and other executive offcers create a culture of integrity throughout the Company.
  Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan, which takes into account, among other things, the opportunities and risks of the business.
  Develop the Company’s internal control and management information systems.
  Develop the Company’s approach to corporate governance, including the development of a set of corporate governance principles and guidelines that are specifically applicable to the Company.
  Permit stakeholders to provide feedback to at least one independent Director annually at the Company’s Annual General Meeting.

Members of the Board of Directors are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors. The Board shall review and reassess the adequacy of this Mandate at least annually and otherwise, as it deems appropriate. The performance of the Board shall be evaluated with reference to this Mandate annually. The Board shall ensure that this Mandate is disclosed on the Company’s website (www.medicure.com) and that this Mandate or a summary of it which has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements.

22 Medicure Inc. 2007

Medicure Inc.
4–1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4 Canada

T 204 487 7412
F 204 488 9823
1 888 435 2220

info@medicure.com
www.medicure.com